Exhibit 4.5



                         SALES REPRESENTATIVE AGREEMENT


         THIS AGREEMENT made as of the 1st day of February, 1992, by and between AQUAPENN SPRING WATER COMPANY, INC., a Pennsylvania corporation, having its principal office at 3035 Research Drive, State College, Pennsylvania (the "Company") and MATTHEW J. SUHEY, an individual, having a principal office at 1942 Dale Avenue, Highland Park, Illinois, (the "Broker").


                                    RECITALS:

         A. The Company is engaged in the wholesale production and sale of a family of high-quality spring water products.

         B. The Company and the Broker desire to enter into a relationship whereby the Broker will act as a sales representative of the Company on the terms and conditions set forth below.

         NOW, THEREFORE, in consideration of the mutual promises herein set forth, the parties hereto, with the intent to be legally bound hereby, agree as follows:

         1. Sales Representative. The Company hereby grants to the Broker, and the Broker hereby accepts, during the term of this agreement, the right to act as the Company's sales representative with the exclusive right to sell, distribute and handle all products sold or distributed directly or indirectly by the Company from time to time (the "products") to persons and entities located in the Territory as defined in Section 3 below.

         Notwithstanding the above, the Broker will not have the exclusive right to sell Products on behalf of the Company to a person or entity (i) located in the Territory if the Broker refuses or fails to service such account ("Unserviced Account"); or (ii) which is an account with its purchasing headquarters located outside the Territory (an "Outside Account") and the sale within the Territory is due solely to an order or approval at such headquarters. The Broker is not entitled to commission for Unserviced Accounts or Outside Accounts. The Broker may elect to not service accounts without being in breach hereof.

         2. Term. The term of this Agreement shall commence effective as of the date hereof and continue until January 31, 1999, unless otherwise terminated pursuant to the terms hereof.

         3. Territory. The initial territory shall be the States of Illinois, Indiana, Wisconsin, Missouri and Iowa. The Broker may, at any time upon notice to the Company, elect to have the






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State of Texas included in the Territory; provided, however, that if the Company indicates that it intends to assign Texas to another sales representative, the Broker will have a fifteen (15) day period in which to elect to include such State in the Territory hereunder, but if the Broker does not so exercise to include Texas in the Territory, the Broker shall cease to have any right to subsequently elect to include Texas in the Territory.

         4. Compensation.

            4.1 Commission. Unless otherwise agreed in writing by both parties hereto, the Company will pay to Broker on or before the last day of each month, as commission, an amount equal to five percent (5%) of the previous months receipts of Gross Sales Price for sales of Products, to (i) any person or entity located in the Territory other than an Outside Account or Unserviced Account, and (ii) any account, wherever located, where the purchasing headquarters of the account is located in the Territory and the account has approved the purchase of Products due to the Broker's efforts. "Gross Sales Price" shall mean the net purchase price paid by a purchaser as shown on invoices rendered, less all deductions for any (i) sales, use or excise taxes; (ii) freight and other transportation-related charges; (iii) adjustments, refunds, returns, settlement of claims, collection costs and other allowances made for price-offs related to sales of Products for which a commission has been paid or is payable to the Broker.

            4.2 Stock Options. As additional compensation, the Broker shall have the option to purchase and the Company shall sell to the Broker common stock of the Company with the number of shares subject to the Broker's option hereunder based on the aggregate gross sales for which the Broker is entitled to a commission hereunder in accordance with the following scale:

                (i) Four percent (4%) of the first two million dollars ($2,000,000) of gross sales for which the Broker is entitled to a commission hereunder ("Gross Sales"), or 80,000 shares;

                (ii) Three percent (3%) of the next two million dollars ($2,000,000) of
                                 Gross Sales, or 60,000 shares; and

                (iii) Two percent (2%) of the next sixteen million dollars ($16,000,000) of
                                 Gross Sales, or 320,000 shares.


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         Except as otherwise provided below, the maximum number of shares which may be purchased by the Broker hereunder is 460,000 shares and the purchase price is $1.50 per share. The Broker shall be entitled to exercise his option to purchase some or all of the shares to which he is entitled hereunder for a sixty
(60) day period following February 1 of each year (the "Anniversary Date") provided that the Broker shall be entitled to purchase shares to which he is entitled hereunder any time during a six (6) month period following termination or expiration of this Agreement. If the Broker becomes entitled to purchase shares following the termination or expiration of this Agreement, the Broker shall have a sixty (60) day period from being notified by the Company of his right to purchase shares hereunder to exercise his option. The Company shall inform the Broker each month of the number of shares which are subject to the options set forth hereunder. Notwithstanding anything to the contrary herein, the Broker shall not be entitled to exercise his option hereunder until the Gross Sales is equal to or exceeds $500,000. The failure by the Broker to exercise his option at any Anniversary Date shall not affect the Broker's right to subsequently exercise his options. In the event of a stock split or a reverse stock split, the Broker will be eligible to an equitable adjustment in the class and number of shares and the purchase price to take into consideration such additional issuance. In addition, if the Company is a party to a merger and is not the survivor, the Company shall provide that the Broker shall be eligible to purchase such number and types of shares as may be equitable under the circumstances.

         5. Trade Secrets. Broker, during the term of this Agreement, will have access to and become acquainted with various trade secrets, consisting of formulas, patterns, devices, secret inventions, processes, compilations of information, records, specifications, and customer lists which are owned by Company and which are regularly used in the operation of the business of the Company. The Broker shall not disclose any of the aforesaid trade secrets, directly or indirectly, or use them in any way, either during the term of this Agreement or at any time thereafter, except (i) as required in the course of his services under this Agreement, (ii) disclosure is in connection with a judicial or arbitration proceeding, (iii) such information is or becomes of general knowledge in the industry other than due to the wrongful acts of the Broker,
(iv) the Company discloses such information to a third party without restriction in disclosure or use or (v) disclosure or use is in connection with the Broker's subsequent employment or business endeavors in good faith and without the specific intent or unreasonably depriving the Company of the value and benefit of such information and a period of two (2) years has expired following the termination or expiration of this agreement. All original files, records, documents, drawings, specifications, equipment, and other items relating to

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the business of the Company, whether prepared by Broker or otherwise coming into his possession, shall remain the exclusive property of the Company and shall be delivered to the Company upon termination or expiration of this Agreement; provided that the Broker may retain copies of such information subject to the confidentiality provision contained herein.

         6. Noncompetition. During the term of this Agreement, the Broker shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, own, operate, control, assist, or participate in any business that is in competition in any manner whatsoever with the business of the Company. The foregoing prohibitions shall not apply to ownership by Broker of less than five percent (5%) of the issued or outstanding stock of any company whose shares are listed for trading over any public exchange or the over-the-counter market provided that Broker does not control any such company.

         7. Duties.

            7.1 Brokers Duties. During the term of this Agreement the Broker will: (i) use reasonable efforts to promote the Products in the Territory it being understood that this is not the Broker's sole business activity; (ii) maintain a perpetual customer list which states Products being sold and agreed upon compensation; and (iii) perform his duties hereunder in strict compliance with all applicable laws, rules and regulations of duly constituted governmental authorities and shall obtain all licenses, registrations or other approvals required by law in connection with the services to be rendered hereunder.

            7.2 Company's Duties. During the term of this Agreement, the Company will: (i) provide the Broker with the then current price lists for the Products;
(ii) provide the Broker with the then current promotional materials and samples of the Products; (iii) provide the Broker with information of all promotional programs, if any, available from time to time during the terms of this Agreement in connection with the Products; (iv) provide copies of any invoices for which commissions are payable hereunder upon the Broker's request; (v) use reasonable efforts to promptly ship Products regarding orders accepted by the Company and promptly invoice and collect all amounts due as a result thereof; (vi) perform its duties hereunder in direct compliance with all applicable laws, rules and regulations.

         8. Independent Contractor. The Broker's relationship to the Company will, for all purposes, be that of an independent contractor. The Broker will not be responsible for shipment or delivery of the Products or any credit decisions. All expenses

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and disbursements, including, but not limited to, those for travel and entertainment, office, clerical, and general selling expenses, that may be incurred by the Broker in connection with the services which he renders pursuant to this Agreement shall be borne wholly and completely by the Broker, and the Company shall not be in any way responsible or liable therefore unless otherwise agreed in writing by the Company. The Broker does not have, nor shall he hold himself out as having, any right, power or authority to create any contract or obligation, either express or implied on behalf, in the name of, or binding upon the Company, or to pledge the Company's credit, or to extend credit in the Company's name unless otherwise agreed in writing by the Company. The Broker shall not have the right to appoint or otherwise designate suitable and desirable salesmen, employees, agents, and representatives (hereinafter collectively referred to as "Broker's Representatives") without approval of Company. If approval is granted the Broker shall be solely responsible for the Broker's Representatives and their acts. The Broker's Representatives shall be at the Broker's own risk, expense, and supervision, and the Broker's Representatives shall not have any claim against the Company for salaries, commissions, items of cost, or other form of compensation or reimbursement; and the Broker represents, warrants, and covenants that the Broker's Representatives shall be subordinate to the Broker and subject to each and all of the terms, provisions, and conditions applying to the Broker hereunder.

         9. Assignment By/Sale Of Company. The company, without being released thereby, shall have the right to assign this Agreement and all of its rights and privileges and obligations to any other person or entity which purchases the operations of the Company or, to the extent applicable, any label or line of the Company. However if the Company is liquidated or if the sale of the operations of the Company or any label or line of the Company is contingent upon the termination of this agreement to the extent it would otherwise apply to such sale, then Broker shall accept a reasonable buyout price for the remaining term of this Contract for such liquidation or as it applies to that portion of the Company's operations being sold. Also, in the event of any such sale or liquidation, Broker may then exercise any unexercised stock options granted under Section 4.2, whether or not the Gross Sales requirements of that section have then been met.

         10. Assignment By Broker. This Agreement is a personal one, being entered into in reliance upon and in consideration of the singular personal skill, qualifications, and representations of said trust and confidence in Broker. Therefore, neither Broker's interest in this Agreement nor any of his rights or privileges shall be assigned, transferred, shared or divided, voluntarily or involuntarily, by operation of law or otherwise,

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in any manner. The Broker may assign his interest hereunder to a corporation in which the Broker owns or controls at least a majority of issued and outstanding stock. Any such assignment shall not release the Broker from any of his obligations hereunder, and the Company is obligated only to the Broker.

         11.      Termination.

                  11.1 Termination by the Company. The Company may terminate this Agreement, prior to its expiration, upon occurrence of any of the following:

                  (i) For a ninety (90) day period following each Anniversary Date (the "Current Anniversary Date") commencing on the second Anniversary Date, the Company may elect to terminate this Agreement if (a) the Gross Sales during the prior twelve
                               (12) month period (the "Current Period") do not exceed the Gross Sales during the twelve (12) month period ending on the immediately preceding Anniversary Date by ten percent (10%) and (b) the Gross Sales during the Current Period do not exceed by ten percent (10%) the average annual Gross Sales during each twelve
                               (12) month period ending on the prior
                               two Anniversary Dated prior to the
                               Current Anniversary Date.  If the
                               Company does not deliver a termination
                               notice within such ninety (90) day
                               period, this Agreement shall remain in
                               full force and effect; and

                  (ii) The material failure of the Broker to materially comply with any of his obligations hereunder for a period of thirty (30) days after written notice of such failure shall be given by the Company to the Broker; provided, however, that if the nature of such failure shall be such that it cannot be cured within said thirty (30) day period and the Broker shall immediately commence to cure such failure.

                  11.2 Termination by the Broker. The broker may terminate this Agreement, prior to its expiration, upon the occurrence of any of the following:


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                 (i)           Upon non-payment of any amounts owing to
                               the Broker hereunder;

                 (ii) The material failure of the Company to materially comply with any of its obligations hereunder for a period of thirty (30) days after written notice of such failure shall be given by the Broker to the Company; provided, however, that if the nature of such failure shall be such that it cannot be cured within said thirty (30) day period and the Company shall immediately commence to cure such failure, the Company shall have such additional reasonable period of time as may be necessary to cure such failure; or

                 (iii) If any proceeding in bankruptcy, insolvency or other law for the relief of debtors, including the appointment of any receiver or trustee or assignment of any receiver or trustee or assignment for the benefit of creditors, shall be instituted by or against the Company.

         12. Effect of Termination or Expiration. The following shall apply upon termination or expiration of this Agreement:

                  12.1 Orders. The Broker will be entitled to commissions in accordance with and subject to the terms of this Agreement for any order for which the Broker ordinarily would be entitled a commission hereunder and which the Company received prior to the expiration or the effective date of the termination of this Agreement.

                  12.2 Survival. Upon the termination or expiration of this Agreement, the parties shall be relieved of their respective obligations hereunder, except as expressly provided in this Agreement and except that:

                  (i) All amounts owed by one party to another shall be paid as they become due, including, without limitation, amounts due under Sections 4 and 9 herein;

                  (ii) All claims for breach of contract with respect to actions occurring prior to termination or expiration shall remain applicable and survive such termination or expiration;

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                  (iii)        All representations and warranties
                               shall remain applicable and shall
                               survive such termination or
                               expiration;

                  (iv)         The respective rights and
                               obligations of the parties pursuant
                               to Sections 5, 9, 13 and 14 herein
                               remain applicable and survive such
                               termination or expiration; and

                  (v)          The general subsections of Section
                               15 shall remain applicable and
                               survive such termination.

         13. Indemnification. The Company agrees to indemnify, defend and hold the Broker and his permitted employees and agents and their respective successors and assigns harmless from and against any and all fines, losses, damages, claims, costs and expenses (collectively, "Losses") which the Broker or any such person or entity may incur or be subject to as a result of or on account of, with regard to the Products, any Losses relating to product liability.

         14. Insurance. During the term of this Agreement and for a period of three (3) years thereafter, the Company shall add Broker and his permitted employees and agents as additional named insureds and their respective successors and assigns on any and all product liability and similar insurance policies it maintains such insurance coverages (both in type and amount). The Company shall deliver to the Broker, upon request, insurance certificates verifying compliance with this section.

         15.      Miscellaneous.

                  15.1 Governing Laws. This Agreement shall be deemed to have been made in the State of Pennsylvania and shall be construed according to the laws of that state.

                  15.2 Entire Agreement. This Agreement contains all of the terms and conditions agreed upon by the parties hereto with reference to the subject matter hereof. No other agreements, oral or otherwise, shall be deemed to exist or to bind any of the parties hereto, and all prior agreements and understandings are superseded hereby. No officer or employee or agent of the Company has any authority to make any representation or promise not contained in this Agreement, and Broker agrees that he has executed this Agreement without reliance upon any such representation or promise. This Agreement cannot be modified or changed except by written instrument signed by all of the parties hereto.


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                 15.3 Severability. In the event any one or more of the
provisions contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision thereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

                  15.4 Waiver. A waiver of one of the provisions of this Agreement shall not affect any of the other provisions of this Agreement, such that the remaining provisions will remain in full force and effect. The failure of either party to enforce any of the provisions of this Agreement shall not be deemed a waiver thereof. A waiver in writing at any time of any of the terms and conditions of this Agreement shall not be considered a modification, cancellation or waiver of such terms or conditions as to subsequent events unless otherwise expressly provided.

                  15.5 Notices. Each notice, consent, request or other communication required or permitted by this Agreement shall be in writing and shall be deemed "given" to a party (i) when delivered by hand to such party, or
(ii) on the third day after deposit in the U.S. mail, postage prepaid and certified (return receipt requested), addressed to the party to which it is to be given at the address set forth below, or (iii) on the date sent, if sent by facsimile transmission to the number indicated below or (iv) on the first service day after proper and timely deposit, freight prepaid, with a nationally recognized next-day delivery service providing next-day service to the location of the recipient, to such party at the address set forth below:

If to Broker:                         Mr. Matthew S. Suhey
                                      1942 Dale Avenue
                                      Highland Park, IL 60035
                                      Fax No. 708-939-3389

If to the Company:                    AquaPenn Spring Water Company, Inc.
                                      3035 Research Drive
                                      State College, PA 16801
                                      Fax No. 814-237-6318

Any party at any time may change the address or the facsimile telephone number at which it or he is to be given notice by giving notice to its or his new address or new facsimile telephone number to the other party in the foregoing manner.

                  15.6 Enforcement. Should any legal proceedings be commenced to secure or enforce any right under this Agreement, the prevailing party, if litigation, or the party designated by the arbitrators, if arbitration, shall be entitled to recover from the other party its reasonable attorneys, fees and costs, in

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addition to all other relief to which said party may be entitled. The term
"prevailing party" shall mean that party whose position is substantially upheld in a final judgment rendered in such litigation or, if the final judgment is appealed, that party whose position is substantially upheld by the decision of the final appellate body to consider the appeal.

                  15.7 Arbitration. Any dispute between the parties regarding any matter or issue arising under this Agreement shall, upon the written demand of any affected party, be submitted to arbitration in State College, Pennsylvania in accordance with the commercial arbitration rules of the American Arbitration Association. The award of the arbitrators in any such arbitration proceeding shall be final and binding upon the parties, and judgment thereon may be entered in any court. Notwithstanding this section, either party may seek injunctive or other relief from any court of competent jurisdiction to prevent a breach or further breach of this Agreement pending the outcome of arbitration.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement with the intent to be legally bound thereby on the day and year first above-written.

ATTEST:                                           AQUAPENN SPRING WATER
                                                   COMPANY, INC.


By:/s/ C.J. Wagner, Jr.                           By:/s/ Edward J. Lauth  (seal)
   -------------------------                         ---------------------------
         Secretary                                       President


         I HAVE READ THE FOREGOING AGREEMENT AND I HEREBY ACCEPT AND AGREE TO EACH AND ALL OF THE PROVISIONS, COVENANTS AND CONDITIONS THEREOF. I HEREBY ACKNOWLEDGE RECEIPT OF A COPY OF THIS AGREEMENT.



                                                   /s/ Matthew J. Suhey
                                                   -----------------------------
                                                   Matthew J. Suhey




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